Mail Stop 4720

November 13, 2009

Mr. Daniel R. Passeri
President & Chief Executive Officer
Curis, Inc.
45 Moulton Street
Cambridge, MA 02138

> **Re: Curis, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Schedule 14A filed April 17, 2009**
> **File No. 000-30347**

Dear Mr. Passeri:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director